Exhibit 6.11

SOLUTION PARTNER AGREEMENT

THIS AGREEMENT, entered into as of is between TVPage, Inc. a California Corporation of 6827 Nancy Ridge Drive, San Diego, CA 92121, on the one hand (the “Company”), and Dunn Solutions Group, Inc., a Illinois corporation with its principal place of business at 5550 W. Touhy, Suite 400, Skokie, IL 60077 (the “Partner”).

WHEREAS, Partner provides services to brands, merchants and/or publishers (“Partner Clients”) that include, without limitation, matters that pertain to creating, sourcing, leveraging and syndicating video and other digital assets for marketing and monetization purposes (hereinafter the “Services”); and

WHEREAS, Partner desires to offer the Company’s Video Commerce Platform (the “Platform”) to Partner Clients for such purposes; and

WHEREAS, Company desires to partner with Partner so that Partner may leverage the Platform to extend and enhance the value and services that Partner offers its Clients; and

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto hereby agree as follows:

Section 1. Partnership. Subject to successful completion of the TVPage Partnership Certification Program, TVPage hereby grants Partner the right, during the term hereof, to present itself publicly as a TVPage Certified Services Partner to Partner Clients and prospects.

Section 2. Training and Certification. TVPage will provide training on all aspects of the Platform as well as guidance on implementation and related services that Partner will be able to offer using the Platform. Upon successful completion of said training, Partner will receive confirmation of its status as a Certified TVPage Partner. TVPage will dedicate both a Sales Manager and Client Success Manager to support any and all Platform implementations that Partner may pursue, as and may be requested by Partner from time to time.

Section 3. Platform Subscription. Each and every Partner Client shall receive access to the Platform by entering into a subscription agreement with the Company. Nothing herein shall be deemed or interpreted as granting Partner or any Partner Client any rights to use any part of the Platform, without having first entered into an agreement for such purposes.

Section 4. Partner Commission. Partner shall be entitled to a Partner Commission (per the schedule below) from Partner Client Revenue from each Qualified Partner Client (defined below) during the term hereof.

Qualified Partner Client = A Partner Client introduced to the Company that has subscribed to the Platform due to the direct efforts of Partner, provided Company does not indicate to Partner that it is already in contact with such Partner Client within 24 hours following said introduction.

Partner Client Revenue = Revenue actually received by Company from Partner Client during the term hereof.

Partner Commission Schedule = a. 10% from Partner Client Revenue generated from each Qualified Partner Client for the initial year from the date of the first payment to Company from such Qualified Partner Client; and b. 5% from Partner Client Revenue generated from each Qualified Partner Client for a one (1) year period thereafter.
Commissions are paid within 15 days following the end of each calendar month, with respect to any payments received in such month.

Section 5. Co-Marketing Activities. The parties shall work together to market this partnership, the Platform and related services and applications offered by Partner, in accordance with the Marketing Plan attached hereto as Schedule A, forming an integral part hereof.

Section 6. Confidential Information. Each party will not disclose or use, at any time either during or for a period of two years after the term of this Agreement, any Confidential Information (as herein defined). “Confidential Information” shall mean all proprietary information, technical data, trade secrets, and know-how, including, without limitation, research, product plans, customer lists, markets, computer software, computer programs, developments, inventions, discoveries, processes, formulas, algorithms, technology, designs, drawings, marketing and other plans, business strategies and financial data and information disclosed by one party to the other. Any and all products or services developed by either party shall remain the exclusive property of such party. The Confidential Information associated with the Platform, and related software, algorithms, data and application, shall at all times remain the property of the Company.

Section 7. Preferred Solution. During the term hereof, Partner will offer the Platform as the preferred solution of its kind for any and all video applications, as such may arise from time to time.

Section 8. Severability. In the event any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be unenforceable, the other provisions of this Agreement shall remain in full force and effect.

Section 9. Governing Law. Any dispute arising in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the any conflict of laws provisions, and the parties irrevocably submit to the exclusive jurisdiction of the courts of the city of San Diego for resolution of any such dispute.

Section 10. Term; Termination; General. This Agreement shall enter into effect on the date first hereinabove set forth and remain in full force and effect until terminated by either party at any time with or without cause upon notice. This Agreement supersedes and replaces any existing agreement entered into by Partner and Company relating generally to the same subject matter, and may be modified only in writing signed by both parties. Failure to enforce any provision of this Agreement shall not constitute a waiver of any term hereof. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof.

AGREED TO BY:

Dunn Solutions Group, Inc.

/s/ William Dunn

By: William Dunn
Title: President
4-11-2018

TVPage, Inc. /s/ Allon Caidar Allon Caidar Title: CEO

SCHEDULE A

TVPage + Dunn Solutions Group Partner Marketing Opportunities

Our partner marketing program provides a wide variety of co-marketing opportunities that enables partners to leverage our shared capacity to reach new customers as well as offer new products to existing customers. The following list is designed to provide a basis for promotional marketing activities, additional opportunities and ideas are welcomed.

1.	TVPage Partner Website Listing: Placement of company logo, business location, contact details and list of products/services on www.tvpage.com. Includes lead capture form and referral.

2.	Partner Email Newsletter: Sent to all existing TVPage partners. Also referenced in the TVPage Newsletter that is sent to all current TVPage customers and prospects.

3.	Partnership Press Release: Standard joint press release covering new business partnership sent via BusinessWire.

4.	Shared Client Case Study: TVPage and partner to co-author a customer case study with a shared client, covering the specific implementation and success/results.

5.	Whitepaper: TVPage and partner to co-author a whitepaper on a specific topic of interest and provide an informational thought-leadership perspective on the topic.

6.	Webinar: TVPage and partner to present a 30 minute webinar on a specific topic, including a shared client presentation.

7.	Private Event at Industry Trade Show: TVPage and partner will co-sponsor a private event at an industry trade show.

8.	Client Video Testimonial: TVPage and partner will create a video testimonial with a shared client.

9.	Shared Client Case Study: TVPage and partner will co-author a shared client case study, to be published and promoted by both companies.

10.
Regional Dinner & Networking Event: TVPage will host and co-sponsor a regional dinner and networking event. TVPage sales team will promote and drive attendance for the invite only event. Includes event signup and RSVP hosted page.

11.	Half-Day Video Commerce Workshop: TVPage will hold a joint half-day partner workshop. Workshop content is TBD.

12.	Social Media Content Campaign: Scheduled social media coverage for all above marketing opportunities.